united states
Securities and Exchange Commission

Washington, DC 20549

Schedule TO/A

Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

Guided Therapeutics, Inc.
(Name of Subject Company (Issuer))
Guided Therapeutics, Inc.
(Name of Filing Person (Issuer))
Common Stock Warrants
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Mark L. Faupel President and Chief Executive Officer Guided Therapeutics, Inc. 5835 Peachtree Corners East, Suite D Norcross, Georgia 30092 (770) 242-8723
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copy to:
John E. Zamer, Esq. and Heith D. Rodman, Esq. Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053 (404) 521-3939

Calculation of Filing Fee
Transaction Valuation (1)	Amount of Filing Fee (2)
$2,369,747	$306

__________

(1)	Calculated solely for purposes of determining the filing fee and based upon the average of the high and low sales prices of the Registrant’s common stock ($0.66 per share), as reported on the OTCQB quotation system, on October 9, 2013 and assuming that warrants to purchase 3,590,525 shares of common stock will be exchanged pursuant to this offer.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$306
Form or Registration No.:	SC TO-I
Filing Party:	Guided Therapeutics, Inc.
Date Filed:	October 15, 2013
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rules provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2013, by Guided Therapeutics, Inc., a Delaware corporation (the “Company”).

The Schedule TO relates to the offer (the “Offer”) by the Company to holders of outstanding warrants exercisable to purchase up to an aggregate of 3,590,525 shares of the Company’s common stock, at an exercise price of $0.65 per share, with an exercise period ending March 1, 2014 (the “Original Warrants”), the opportunity to voluntarily exchange any or all of the Original Warrants for new warrants exercisable for the same number of shares of common stock, but with a reduced exercise price of $0.40 per share and a shortened exercise period ending on November 27, 2013 (the “New Warrants”), for a limited period of time, upon the terms and subject to the conditions described in the Offer to Exchange, dated October 15, 2013 (as modified by this Amendment No. 1, the “Offer to Exchange”) and the related Letter of Transmittal.

Items 1-11.

Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows, with all references to sections and page numbers in the Offer to Purchase:

1. Special Note Regarding Forward-Looking Statements, page 5.

The first paragraph of this section is hereby amended by deleting the phrase “within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)”.

2. Certain Risks of Participating in the Offer, pages 6-7.

The last risk factor in this section is hereby amended and restated as follows:

If we do not or are unable to file and obtain effectiveness of a registration statement to register the shares of common stock issuable upon exercise of your New Warrants, such shares of common stock will remain subject to restrictions on resale under the Securities Act.

Unlike the shares of common stock issuable upon exercise of the Original Warrants, the shares of common stock issuable upon exercise of the New Warrants have not been registered for resale under the Securities Act and we will have no obligation to do so. Resales of the shares of common stock underlying your New Warrants may only be made at such time as they are either registered for resale under the Securities Act (and you are listed as a selling stockholder in the registration statement registering such resale) or an exemption from registration under the Securities Act is available.

3. Conditions of the Offer, pages 12-13.

The first paragraph of this section is hereby amended by deleting the phrase “, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with the acceptance of the tendered Original Warrants”.

The penultimate paragraph in this section is hereby amended by deleting the phrase “in our discretion”.

The last paragraph in this section is hereby amended and restated as follows:

In addition to the foregoing, we may waive any of the conditions to the Offer, in whole or in part, at any time prior to the expiration of the Offer, in our sole discretion, whether or not we waive any other condition to the Offer. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. If any of the conditions to the Offer are “triggered,” we will promptly advise you whether we will waive the condition (in whole or in part) and proceed with the Offer or whether we will assert the condition and terminate the Offer. Any determination we make concerning the events described above will be final and binding upon all persons, subject to the judgment of any court of competent jurisdiction to the contrary.

4. Summary Financial Information, pages 16-17.

The summary condensed consolidated statements of operations and summary condensed consolidated balance sheets in this section are hereby amended, replaced, and supplemented with the following, which includes pro forma financial information:

CONDENSED CONSOLIDATED BALANCE SHEETS
IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

	Pro Forma						As of
	As of	Note (1)		Note (2)		As of	December 31,
	June 30, 2013	Debit	Credit	Debit	Credit	June 30, 2013	2012	2011
	(Unaudited)					(Unaudited)	(Audited)	(Audited)

Cash and cash equivalents	1,980					1,980	1,044	2,200
Other current assets	899					899	829	691
Total noncurrent assets	1,517					1,517	1,605	1,419
Total current liabilities	1,620					1,620	2,345	2,729
Long-term warrants at fair value	873					873	-	-
Long-term loan payable, less current portion	157					157	-	4
Total Guided Therapeutics stockholder’s equity (Details Below)	1,746					1,746	1,133	1,473
Non-controlling interest	-					-	-	104
Total stockholder’s equity (Details Below)	1,746					1,746	1,133	1,577

STOCKHOLDERS' EQUITY:
Series B convertible preferred stock, $.001 par value; 3,000 shares authorized, 2,527 and zero shares issued and outstanding as of September 30, 2013 and December 31, 2012, respectively.	1,341					1,341	-	-
Common stock, $.001 par value; 145,000 shares authorized, 66,072,833 and 62,282,321 issued and outstanding as of June 30, 2013 and December 31, 2012, respectively.	66					66	62	52
Additional paid-in capital	99,870		1,977		588	97,305	93,273	86,614
Treasury stock, at cost	(132)					(132)	(104)	(104)
Accumulated deficit	(99,399)	1,977		588		(96,834)	(92,098)	(85,089)
TOTAL STOCKHOLDERS' EQUITY	1,746	1,977	1,977	588	588	1,746	1,133	1,473

Non-controlling interest in subsidiaries	-	-	-	-	-	-	-	104

TOTAL CAPITAL	1,746	1,977	1,977	588	588	1,746	1,133	1,577

Net Loss	$ (1,750)	(1)				$ (1,750)	$ (4,353)	$ (6,644)
Preferred Stock Dividend	$ (1,171)					$ (1,171)	-	-
Deemed Dividend, effect of Series B preferred stock transaction	$ (1,977)	(1)				$ -	-	-
Net Loss Attributable to Common Stockholders	$ (4,898)					$ (2,921)	$ (4,353)	$ (6,644)
Weighted Average Shares Outstanding (in Thousands)	65,675					65,675	57,429	48,868

Loss per Share	$ (0.07)					$ (0.04)	$ (0.08)	$ (0.14)

Book Value per Share	$ 0.03					$ 0.03	$ 0.02	$ 0.03

Note 1: Reflects a deemed dividend as a result of the decrease of the conversion price per share of the Series B preferred stock from $0.68 to $0.40 as a result of the application of certain anti-dilution provisions in the terms of the Series B preferred stock, triggered by consummation of the Offer.

Note 2: Reflects a deemed dividend as a result of the change in fair market value of warrants originally set to expire on 3/1/2014 with an original exercise price of $0.65 and new warrants set to expire 11/27/2013 with a new exercise price of $0.40.

Consolidated Statements of Operations
(in thousands except per share data)

	Pro Forma
	For the Three Months Ended June 30,	For the Three Months Ended June 30, (Unaudited)		For the Years Ended December 31, (Audited)
	2013	2013	2012	2012	2011
Revenue
Contract and grant revenue	$222	$222	$915	$3,338	$3,597
Sales – devices and disposables	116	116	29	72	25
Cost of goods sold	119	119	75	117	106
Gross loss	(3)	(3)	(46)	(45)	(81)
Operating Expenses
Claim settlement	—	—	—	—	3,622
Research and development	834	834	898	3,227	2,779
Sales and marketing	195	195	69	424	287
General and administrative	931	931	1,050	3,923	3,584
Total Costs and Expenses	1,960	1,960	2,017	7,574	10,272
Operating Loss	(1,741)	(1,741)	(1,148)	(4,281)	(6,756)
Other Income	—	—	—	—	192
Interest Expense	(9)	(9)	(19)	(72)	(80)
Loss from Operations	$(1,750)	$(1,750)	$(1,167)	$(4,353)	$(6,644)
Provision for Income Taxes	—	—	—	—	—
Net Loss	$(1,750)	$(1,750)	$(1,167)	(4,353)	(6,644)
Preferred Stock Dividends	(1,171)	(1,171)	—	—	—
Deemed Dividend (1)	(1,977)	—	—	—	—
Net Loss Attributable to Common Stockholders	$(4,898)	$(2,921)	$(1,167)	$(4,353)	$(6,644)

Basic and Diluted Net Loss Per Share	$(0.07)	$(0.04)	$(0.02)	$(0.08)	$(0.14)
Attributable to Common Stockholders

Weighted Average Shares Outstanding	65,675	65,675	54,077	57,429	48,868

Note 1: Reflects a deemed dividend as a result of the decrease of the conversion price per share of the Series B preferred stock from $0.68 to $0.40 as a result of the application of certain anti-dilution provisions in the terms of the Series B preferred stock, triggered by consummation of the Offer.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Guided Therapeutics, Inc.

By: /s/ Mark L. Faupel, Ph.D.

Mark L. Faupel, Ph.D.

President and CEO

October 29, 2013